

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2011

Via E-mail
Bradley M. Colby
President and Chief Executive Officer
Eternal Energy Corp.
2549 West Main Street, Suite 202
Littleton, Colorado 80120

> **Re: Eternal Energy Corp.**
> **Registration Statement on Form S-4**
> **Filed May 4, 2011**
> **File No. 333-173927**

Dear Mr. Colby:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1.   We remind you to fill in all the blanks where appropriate as you may only omit information covered by Rule 430A of Regulation C. For example, and without limitation, please revise to include page numbers in all cross references and who will be the chief financial officer following the merger.

2.   Please monitor the need to provide updated financial information, in accordance with
      Rule 8-08 of Regulation S-X.

3.   Please file all exhibits, including the legality opinion, in order to facilitate our review of
      your filing. We may have further comment upon our review.

4.   In this regard, we note your disclosure at page 26 that "[a]ssuming that the Merger is
      treated as a reorganization under Section 368(a) of the Internal Revenue Code, a holder
      of shares of Eternal's common stock will not recognize any gain or loss." It appears from
      your disclosure that holders may benefit from preferential tax treatment. To this end,
      please provide an opinion of counsel relating to the tax consequences of the merger and
      revise your disclosure to name such counsel, to clearly state the tax consequences and to
      indicate that such consequences are the opinion of such counsel. In addition, we note that
      any such opinion from counsel may not assume that the merger is treated as a
      reorganization under Section 368(a) of the Internal Revenue Code as this appears to be a
      legal conclusion on which counsel should opine.

5.   We note:

      •   that you are incorporated under the laws of the State of Nevada *and*

      •   that you are offering 164,023,288 shares of common stock and, as a result, after
           the completion of the merger, you will have 205,029,110 shares of common stock
           outstanding, which represents an approximately 400% increase in the number of
           shares of common stock outstanding immediately prior to the merger, *but*

      •   that you are not requesting your shareholders approve the proposed merger.

      We also note that Chapter 92A.130 of the Nevada Revised Statutes does not require
      shareholder approval of a merger only when, in part, the "number of voting shares
      outstanding immediately after the merger, plus the number of voting shares issued as a
      result of the merger, either by the conversion of securities issued pursuant to the merger
      or the exercise of rights and warrants issued pursuant to the merger, will not exceed by
      more than 20 percent the total number of voting shares of the surviving domestic
      corporation outstanding immediately before the merger…." Please provide the basis for
      not obtaining shareholder approval pursuant to Chapter 92A.120 of the Nevada Revised
      Statutes.

Summary, page 3

6.   Please identify the member of your special committee referenced at page 4.

Financial Statements, page F-1

Unaudited Pro Forma Financial Information, page F-62

7.   We note your assumption that the "estimated fair market value of American Eagle's oil and gas properties…is based on the net present value of future cash flows from proven reserves as of December 31, 2010, as calculated by an independent, third-party engineering firm." Please reconcile this with your disclosure elsewhere and in American Eagle's Form 10-K for the transition period from May 1, 2010 to December 31, 2010 that suggests that American Eagle does not have proved reserves.

Signatures, page II-6

8.   We note that your registration statement is not signed by your principal financial officer, principal accounting officer or persons performing similar functions. Please revise accordingly. To the extent that Mr. Colby is signing in such capacities, so state.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation

Bradley M. Colby
Eternal Energy Corp.
May 23, 2011
Page 4

of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Via E-mail
        Randolf W. Katz, Esq.
        Baker & Hostetler LLP
        600 Anton Boulevard, Suite 900
        Costa Mesa, California 92626